Interdyne Company
2 Flagstone Apt 425
Irvine, CA 92606-7674
Email: send2kit@yahoo.com

March 31, 2010

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U. S. Securities and Exchange Commission
Mail stop 3561
Washington, D.C. 20549
Attn: Mr. John Reynolds, Assistant Director

Re:           Interdyne Company
 Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2009
 Filed February 5, 2010
 File No. 000-04454

Dear Mr. Reynolds:

Thank you for your letter dated March 4, 2010 and below is our response to your letter regarding the above-captioned matter.  For ease of reference, we have duplicated the comment in your letter and responded to it.

Please note that we have filed Amendment No. 2 to the Form 10-K for fiscal year ended June 30, 2009 on the same date as this letter.

If you have questions, kindly contact the undersigned at the email address shown above.

Sincerely,

Kit H. Tan

RESPONSE TO COMMENT

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 13.  Exhibits

1.
We note your response to comment one in our letter dated December 10, 2009, and we re-issue that comment.  Please file all the exhibits required to be filed as exhibits to Form 10-K.  See Item 601 of Regulations S-K and Item 15 of Form 10-K.  See for guidance Compliance and Disclosure Interpretation Question 146.02.

Response:  In the Amendment No. 2 to Form 10-K filed, we have filed the following new exhibits under Part IV Item 15:

Exhibit 3.1: Restated Articles of Incorporation, as amended,

Exhibit 3.2: Amended and Restated By-laws,

Exhibit 10: Description of oral agreement between the Company and Kit Heng Tan regarding management compensation, and

Exhibit 21: Company subsidiaries.